# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Newton Golf Company, Inc., CIK 0001934245
CUSIP: 78577G301
Title of class of securities: Common stock, $0.01 par value
Address of issuer's principal executive offices: 551 CALLE SAN PABLO, CAMARILLO, California (CA), 93012
Date of event which requires filing of this statement: 11/06/2026
Amends the filing with accession number 0001493152-25-025066
Filed by CIK 0001966393
Persons authorized to receive notices and communications: Brett Widney Hoge, 551 Calle San Pablo,, Camarillo, California (CA), 93012, 855-774-7888

## Reporting persons
- Hoge Brett Widney (CIK 0001966393): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 674,364; shared voting power 50,000; sole dispositive power 674,364; shared dispositive power 50,000; aggregate amount beneficially owned 724,364 (10.9% of the class)
  Comment: The shares over which Mr. Hoge has sole voting and dispositive power consist of (i) 673,598 shares of common stock held directly and (ii) 766 shares of common stock issuable upon the exercise of stock options within 60 days. Mr. Hoge also has shared voting and dispositive power of (i) 30,000 shares of common stock issuable upon the exercise of warrants held by the Brett Widney Hoge Revocable Trust dated July 7, 2014 within 60 days and (ii) 20,000 shares of common stock issuable upon the exercise of warrants held by RGH & BRH LLC within 60 days. The ownership percentage is based upon 6,601,537 shares of the issuer's common stock outstanding, including 5,422,276 shares of the issuer's common stock outstanding as of August 13, 2026, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026, and 1,179,261 shares of the issuer's common stock issued in private placements on November 6, 2026, as reported in the issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2026.
- Brett Widney Hoge Revocable Trust dated July 7, 2014: type of reporting person: other (OO); citizenship or place of organization: North Carolina (NC); source of funds: working capital (WC); sole voting power 0; shared voting power 50,000; sole dispositive power 0; shared dispositive power 50,000; aggregate amount beneficially owned 50,000 (0% of the class)
  Comment: The shares over which the Brett Widney Hoge Revocable Trust dated July 7, 2014 have shared voting and dispositive power consist of (i) 30,000 shares of common stock issuable upon the exercise of warrants held by the Brett Widney Hoge Revocable Trust dated July 7, 2014 within 60 days and (ii) 20,000 shares of common stock issuable upon the exercise of warrants held by RGH & BRH LLC within 60 days. The ownership percentage is based upon 6,601,537 shares of the issuer's common stock outstanding, including 5,422,276 shares of the issuer's common stock outstanding as of August 13, 2026, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026, and 1,179,261 shares of the issuer's common stock issued in private placements on November 6, 2026, as reported in the issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2026.
- RGH & BRH LLC: type of reporting person: other (OO); citizenship or place of organization: North Carolina (NC); source of funds: working capital (WC); sole voting power 0; shared voting power 20,000; sole dispositive power 0; shared dispositive power 20,000; aggregate amount beneficially owned 20,000 (0% of the class)
  Comment: The shares over which RGH & BRH LLC have shared voting and dispositive power consist of 20,000 shares of common stock issuable upon the exercise of warrants held by RGH & BRH LLC within 60 days. The ownership percentage is based upon 6,601,537 shares of the issuer's common stock outstanding, including 5,422,276 shares of the issuer's common stock outstanding as of August 13, 2026, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026, and 1,179,261 shares of the issuer's common stock issued in private placements on November 6, 2026, as reported in the issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common stock, $0.01 par value
Name of issuer: Newton Golf Company, Inc.
Address of issuer's principal executive offices: 551 CALLE SAN PABLO, CAMARILLO, California (CA), 93012

## Item 2. Identity and Background
Name of person filing:
Brett Widney Hoge

Brett Widney Hoge Revocable Trust dated July 7, 2014, a trust formed in the State of North Carolina

RGH & BRH LLC, a North Carolina limited liability company
Residence or business address: The address of each reporting person is 121 Grasslands Ct, Advance, NC 27006.
Present principal occupation or employment:
Mr. Hoge is Senior Management Director, Financial Advisor at The Hoge-Barrett Group of CAPTRUST

The Brett Widney Hoge Revocable Trust dated July 7, 2014 and RGH & BRH LLC are estate planning vehicles that make and hold investments.
Criminal convictions in the last five years: During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Hoge is a United States citizen. Each of the Brett Widney Hoge Revocable Trust dated July 7, 2014 and RGH & BRH LLC was formed under the laws of the State of North Carolina.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Mr. Hoge's stock options exercisable for 766 shares of common stock of the issuer within 60 days were issued as compensation for Mr. Hoge's service as a director of the issuer. Mr. Hoge acquired the 673,598 shares of common stock of the issuer using his personal funds.

The 30,000 shares of common stock issuable upon the exercise of warrants held by the Brett Widney Hoge Revocable Trust dated July 7, 2014 within 60 days and the 20,000 shares of common stock issuable upon the exercise of warrants held by RGH & BRH LLC within 60 days were acquired from the issuer in a private placement, pursuant to which on March 16, 2026, the issuer sold unsecured promissory notes in an aggregate principal amount of $500,000 and common stock warrants to purchase up to an aggregate of 50,000 shares of common stock, at an exercise price of $1.75 per share to the reporting persons (the "Private Placement").

In July 2026, the Company entered into exchange agreements with the Brett Widney Hoge Revocable Trust dated July 7, 2014 and RGH & BRH LLC (the "Exchange Agreements"). Pursuant to the Exchange Agreements, the Company issued shares of the Company's Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), to the Brett Widney Hoge Revocable Trust dated July 7, 2014 and RGH & BRH LLC which, at issuance, were convertible into 324,666 shares of common stock and 216,444 shares of common stock, respectively, in exchange for the unsecured promissory notes purchased in the Private Placement (the "Exchange"). Holders of the Series A Preferred Stock are entitled to an annual dividend at a rate of 10.00% per annum of the original issue price, payable in cash, by an increase to the stated value, or accrued as unpaid cash dividends, at the Company's sole discretion, and the Series A Preferred Stock may be converted into common stock at any time at the holder's option; however, no holder may convert to the extent that, after giving effect to such conversion, such holder (together with its affiliates and any other attribution parties) would beneficially own in excess of 4.99% of the outstanding shares of the Company's common stock (unless notice was given prior to closing or otherwise subject to increase to up to 19.99% upon 61 days' prior notice to the Company).

The securities were acquired in the Private Placement using working capital of the Brett Widney Hoge Revocable Trust dated July 7, 2014 and RGH & BRH LLC.

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Hoge currently serves as a director of the issuer. As a director of the issuer, Mr. Hoge may have influence over the corporate activities of the issuer, including activities which may relate to the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. However, Mr. Hoge does not have any present plans, and has not made any proposals, that relate to or that would result in any of such actions. The reporting persons hold the common stock of the issuer for investment purposes.

Depending on the factors discussed herein, the reporting persons may, from time to time, acquire additional shares of common stock and/or retain and/or sell all or a portion of the shares of common stock they hold in the open market or in privately negotiated transactions. Any actions the reporting persons might undertake will be dependent upon their review of numerous factors, including, among other things, the price of the issuer's common stock, general market and economic conditions, ongoing evaluation of the issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, each reporting person's need for liquidity, and other future developments. Any future acquisitions or dispositions of the issuer's common stock will be subject to the issuer's policies, including its insider trading policy, as applicable.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Hoge beneficially owns 724,364 shares, or 10.9%, of the issuer's common stock, including 766 shares of common stock issuable upon the exercise of stock options within 60 days and 50,000 shares of common stock issuable upon the exercise of warrants within 60 days.

The Brett Widney Hoge Revocable Trust dated July 7, 2014 beneficially owns 50,000 shares of common stock issuable upon the exercise of warrants within 60 days, or 0.0% or the issuer's common stock.

RGH & BRH LLC beneficially owns 20,000 shares of common stock issuable upon the exercise of warrants within 60 days, or 0.0% of the issuer's common stock.

The ownership percentages are based upon 6,601,537 shares of the issuer's common stock outstanding, including 5,422,276 shares of the issuer's common stock outstanding as of August 13, 2026, as reported in the issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026, and 1,179,261 shares of the issuer's common stock issued in private placements on November 6, 2026, as reported in the issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 10, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Hoge has sole voting and dispositive power with respect to 674,364 shares of the issuer's common stock. Mr. Hoge and the Brett Widney Hoge Revocable Trust dated July 7, 2014 have shared voting and dispositive power with respect to 50,000 shares of the issuer's common stock. Mr. Hoge, the Brett Widney Hoge Revocable Trust dated July 7, 2014 and RGH & BRH LLC have shared voting and dispositive power with respect to 20,000 shares of the issuer's common stock.
Transactions in the class effected during the past sixty days:
On November 18, 2025, Mr. Hoge acquired 83,000 shares of the issuer's common stock in the open market at a weighted-average price of $1.0738 per share. On November 19, 2025, Mr. Hoge acquired 15,000 shares of the issuer's common stock in the open market at a weighted-average price of $1.1647 per share. On November 20, 2025, Mr. Hoge acquired 4,000 shares of the issuer's common stock in the open market at a weighted-average price of $1.1959 per share. On November 21, 2025, Mr. Hoge acquired 20,000 shares of the issuer's common stock in the open market at a weighted-average price of $1.2070 per share. On November 6, 2026, Mr. Hoge acquired 403,225 shares of the issuer's common stock in a private placement at a price of $1.24 per share.

The information set forth in Item 3 with respect to the Private Placement and the Exchange is hereby incorporated by reference into this Item 5.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Hoge's stock options exercisable for 766 shares of common stock of the issuer within 60 days were issued as compensation for Mr. Hoge's service as a director of the issuer.

The information set forth in Item 3 with respect to the Private Placement and the Exchange is hereby incorporated by reference into this Item 5.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Form of Warrant (incorporated by reference to Exhibit 4.1 to the issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2026).

99.2 Form of Convertible Note (incorporated by reference to Exhibit 4.2 to the issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2026).

99.3 Form of Purchase Agreement (incorporated by reference to Exhibit 10.1 to the issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 18, 2026).

99.4 Certificate of Designation of Series A Convertible Preferred Stock of Newton Golf Company, Inc. (incorporated by reference to Exhibit 3.1 to the issuer's Current Report on Form 8-K filed with the SEC on July 9, 2026).

99.5 Form of Note Exchange Agreement (incorporated by reference to Exhibit 10.1 to the issuer's Current Report on Form 8-K filed with the SEC on July 9, 2026).

99.6 Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the issuer's Current Report on Form 8-K filed with the SEC on August 20, 2026).

99.7 Joint Filing Agreement, dated March 18, 2026 (incorporated by reference to Exhibit 99.3 to the reporting persons' Schedule 13D/A filed with the SEC on March 18, 2026).

## Signatures
- Hoge Brett Widney: /s/ Brett Hoge, Brett Hoge (11/10/2026)
- Brett Widney Hoge Revocable Trust dated July 7, 2014: /s/ Brett Hoge, Brett Hoge, Trustee (11/10/2026)
- RGH & BRH LLC: /s/ Brett Hoge, Brett Hoge, Managing Member (11/10/2026)